[redacted]

14048960

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

RECEIVED
MAR 0 4 2014

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-48744

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **CCO Investment Services Corp.**

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Legacy Place
(No. and Street)

Dedham	**Massachusetts**	**02026**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia **(781) 551-5133**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

200 Berkeley Street	**Boston**	**Massachusetts**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

mr
3/26/14

OATH OR AFFIRMATION

I, **Gary Cuccia**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **CCO Investments Services Corp** as of and for the year ended December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gary Cuccia
Signature

Chief Financial Officer/Sr. VP
Title

Barbara Passalacqua
Notary Public

BARBARA PASSALACQUA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 26, 2018

CCO INVESTMENT SERVICES CORP.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of RBS Citizens Financial Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
CCO Investment Services Corp.

We have audited the accompanying financial statements of CCO Investment Services Corp. ("the Company"), an indirect wholly owned subsidiary of RBS Citizens Financial Group, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2014

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of RBS Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(In thousands, except share figures)

ASSETS	
Cash and cash equivalents	$ 29,368
Restricted cash — deposits with clearing organizations	70
Commissions receivable	5,536
Fees receivable	3,332
Employee loan advances — net	7,188
Deferred commissions	4,708
Furniture and equipment — net	531
Due from affiliates	3,530
Deferred tax asset	1,109
Other assets	1,619
TOTAL	$ 56,991
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued incentive compensation	$ 8,650
Due to affiliates	572
Securities sold not yet purchased	562
Accrued expenses and other liabilities	5,642
Total liabilities	15,426
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 8,000 shares; issued and outstanding, 100 shares	-
Additional paid-in capital	17,689
Retained earnings	23,876
Total stockholder's equity	41,565
TOTAL	$ 56,991

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of RBS Citizens Financial Group, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013
(In thousands)

REVENUES:	
Commissions	$ 107,492
Fees	7,051
Syndication fees	14,340
Total revenues	128,883
EXPENSES:	
Employee compensation and benefits	60,972
Services and management fee to Parent	15,770
Clearing and investment management advisory fees	8,105
Outside service fees	3,700
Occupancy and equipment	1,901
Licenses and regulatory fees	1,343
Legal and audit	930
Travel and entertainment	911
Communications	403
Other expenses	2,514
Total expenses	96,549
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	32,334
INCOME TAX EXPENSE	13,389
INCOME FROM CONTINUING OPERATIONS	18,945
DISCONTINUED OPERATIONS (NOTE 3):	
INCOME FROM DISCONTINUED OPERATIONS	4,713
INCOME TAX EXPENSE	1,812
NET INCOME	$ 21,846

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of RBS Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2013	$ -	$ 17,653	$ 16,030	$ 33,683
Net income			21,846	21,846
Capital contribution		36		36
Dividends to Parent			(14,000)	(14,000)
BALANCE — December 31, 2013	$ -	$ 17,689	$ 23,876	$ 41,565

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of RBS Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$21,846
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of employee loan advances	1,801
Depreciation and amortization	633
Deferred income taxes	(1,139)
Changes in operating assets and liabilities:	
Decrease in commissions receivable	195
Decrease in fees receivable	1,145
Increase in due from affiliates	(1,950)
Increase in employee loan advances, net	(4,643)
Increase in other assets	(1,007)
Increase in accrued incentive compensation	2,720
Decrease in due to affiliates	(361)
Increase in securities sold not yet purchased	562
Increase in accrued expenses and other liabilities	1,432
Net cash provided by operating activities	21,234
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of furniture and equipment	(271)
CASH FLOWS FROM FINANCING ACTIVITIES — Dividends paid to Parent	(14,000)
INCREASE IN CASH AND CASH EQUIVALENTS	6,963
CASH AND CASH EQUIVALENTS — Beginning of year	22,405
CASH AND CASH EQUIVALENTS — End of year	29,368
SUPPLEMENTAL CASH FLOW DISCLOSURES — Income tax payments	$ 14,759

See notes to financial statements.

1. NATURE OF OPERATIONS

CCO Investment Services Corp. (the Company), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of RBS Citizens N.A. (the "Parent"), which is a wholly owned subsidiary of RBS Citizens Financial Group, Inc. (CFG). CFG is ultimately a wholly owned subsidiary of The Royal Bank of Scotland Group plc (RBSG). On December 1, 2008, the UK Government became the ultimate controlling party of RBSG. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation (NFSC), an unrelated third party on a fully disclosed basis. The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions and reserving for doubtful accounts, when considered necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements include the accounts of the Company and are prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accrued incentive compensation, fees receivable, reserve for doubtful accounts and other contingencies.

Revenue Recognition — Commission revenue represents commissions received from the sales of mutual funds, fixed and variable annuities, traditional life insurance products, unit investment trusts, market-linked CDs and structured notes, and other brokerage related transactions. The Company recognizes commission income on these products on a trade date basis.

In addition, the Company also earns commissions on asset-based fees such as 12b-1 fees and investment management advisory fees that are charged to the funds and credited to the Company over a stated period. The Company recognizes these fees when they are earned.

The Company recognizes fee revenue from customers on individual retirement accounts and customer account inactivity fees, which are accrued in the period in which they are earned.

Syndication fees relate to referral fees received from RBS Securities Inc. (an affiliate) for services of introducing clients to underwritings of SEC registered securities and loans. Revenue is recognized when the transaction is settled.

Cash and Cash Equivalents — For the purposes of reporting cash flows, balances include cash and money market accounts with an original maturity of less than 90 days. At December 31, 2013, cash equivalents included $29,350 of money market mutual funds.

Deposits at Clearing Organizations — Represents the cash account balance that is required to be maintained at clearing organizations based on clearing services agreements. As of December 31, 2013, $50 and $20 were held at NFSC and the Depository Trust & Clearing Corporation, respectively.

Securities Sold Not Yet Purchased — Securities sold not yet purchased, are recorded at fair value, with related changes reflected in results of operations for the period.

Employee Loan Advances, net — To recruit and retain financial consultants, the Company offers employee advances to financial consultants who meet specific criteria. Advances paid to financial consultants are charged to employee compensation and benefits on a straight line basis over a five to seven year period. Should a financial consultant leave employment of the Company before the end of the term of the note, the remaining balance of the advance would be repayable to the Company. The Company records a reserve for advances made to financial consultants who have left the Company prior to full amortization of the note.

Deferred Commissions — For certain commissions that are received over a period of time, as opposed to immediately upon sale, the Company will pay its financial consultants an amount that represents an estimate of such commissions to be earned over the initial twelve months of the contract as well as finders fees for newly managed (wrap) assets which are amortized over the life of the assets not to exceed five years. Such payments are recorded as an asset, and are amortized over the respective period. Payouts to the financial consultants for the remaining terms of such income are paid out on the same basis as the related income is received.

Fair Value of Financial Instruments — Certain financial assets and liabilities are measured at fair value on the Company's statement of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in the valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 11 for further details.

Accrued incentive compensation — The Company maintains three incentive compensation plans by which it provides additional compensation to its financial consultants for superior performance.

One plan, the annual bonus plan, involves the award of shares from CFG to certain high level executives of the Company. This is an annual award created based on salary levels of such employees, and is based on a vesting period of approximately four (4) years, with the largest portion of the vesting occurring in the second year of each year's plan.

A second plan, the deferred non-compensatory commission plan, involves accrual of a bonus based on commission sales in the current year, which is accrued for and paid out in full only after a four (4) year period has elapsed. If a financial consultant terminates his employment with the Company, the entire amount of the compensation accrued for under the plan is forfeited back to the Company. The Company applies a forfeiture rate against the total of the accrual awards, which is based on the historical forfeitures under this plan.

Finally, a portion of the incentive compensation, the accrued incentive plan, deals with the accrual and payment of commissions based on the general sale of fund products through the Company. The payouts under this are generally paid out within a month of being earned by the financial consultant.

3. DIVESTITURES

In January 2014, CFG reached an agreement to sell its Chicago-area retail branches, small business operations and select middle market relationships. The sale included 94 branches. The transaction is subject to regulatory approval and is anticipated to close in the second quarter of 2014.

As a result of this transaction, the assets and liabilities related to the branches being sold have been classified by CFG as held for sale at December 31, 2013. The related assets and liabilities held for sale of the Company were not considered material for disclosure purposes.

The Company's financial consultants generate customer sales and revenues from these branches which are expected to be sold during the second quarter of 2014. Therefore, the Company has reported the operating results of these branches as discontinued operations within the statement of income for the year ended December 31, 2013. Revenues related to discontinued operations were $9,873 and operating expenses of discontinued operations were $5,160.

4. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2013, the Company maintained $18 in demand deposit accounts with its Parent which are included in Cash and Cash Equivalents.

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at bank branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to costs of the bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. For the year ended December 31, 2013, the total fees incurred were $15,770, which were included in services and management fee to Parent. In addition, $987 in occupancy charges were also paid to the Parent.

The Company has a service agreement with RBS Securities Inc., a division of RBSG, for the purpose of providing services for introducing clients to underwritings of SEC registered securities offerings and loan products. In 2013, the Company received fees of $14,340, which are recorded as syndication fees on the statement of income, and incurred expenses in conjunction with those fees of $1,511 which is included in other expenses.

The Company participates in a non-contributory pension plan (the "Plan" or "qualified plan") maintained by CFG that was frozen to newly hired and re-hired employees effective January 1, 2009. Benefits under the Plan are based on employees' years of service and highest 5-year average eligible compensation. The Plan is funded on a current basis, in compliance with the requirements of the Employee Retirement Income Security Act ("ERISA"). CFG also provides an unfunded, non-qualified supplemental retirement plan (the "non-qualified plan").

During 2010, CFG amended its defined benefit pension plans to freeze the Plan and non-qualified plan effective December 31, 2012. Employee service performed after December 31, 2012 will no longer accrue pension benefits.

For the year ended December 31, 2013, the expense charged to the Company for retirement benefits was approximately $31, which has been included as a component of employee compensation and benefits expense.

5. EMPLOYEE LOAN ADVANCES

During the year ended December 31, 2013, the Company entered into $4,849 in new employee advances. Additionally, the on-going amortization of existing employee loan advances, as well as any new advances entered into during the year ended December 31, 2013, amounted to $1,613.

At December 31, 2013, the balance of the Company's employee loan advances totaled $14,091, and with the offsetting allowance amount applied against it, the net balance of such employee loan advances amounted to $7,188 as of December 31, 2013.

6. DEFERRED COMMISSIONS

During the year ended December 31, 2013, the Company paid out $7,735 to its financial consultants for commissions to be earned over the relevant period. Additionally, the Company amortized $6,386 of previously deferred commissions for the year ending December 31, 2013. This amount is recorded on the statement of income within the employee compensation and benefits line.

As of December 31, 2013, the Company has accrued a balance of $4,708 for deferred commissions. This amount is recorded on the statement of financial condition within the deferred commissions line.

7. FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets, typically four to ten years. Capitalized software assets are reported as a component of other assets in the balance sheet.

	Cost
Furniture	$ 293
Equipment	1,861
Software	4,335
Software in process	15
Total furniture, equipment, and software	6,504
Less accumulated depreciation and amortization	(4,874)
Furniture, equipment, and software — net	$ 1,630

8. ACCRUED INCENTIVE COMPENSATION

Under its various accrued incentive compensation plans, as of December 31, 2013, the total accrued under each of the plans is as follows:

Deferred non-compensatory commissions	$ 4,957
Accrued incentive plan	2,954
Annual bonus plan	739
Total	$ 8,650

The amount is included in the statement of financial condition, within the accrued incentive compensation line.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2013, the Company had net capital of $13,553, which was in excess of the required net capital of $991 by $12,562. The Company's ratio of aggregate indebtedness to net capital was 1.10-to-1.

10. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal and states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision/(benefit) with CFG by agreement through intercompany accounts. At December 31, 2013, the

amount payable to CFG was approximately $1,540, which is included in accrued expenses and other liabilities.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes from continuing operations for the year ended December 31, 2013, were as follows:

Current income taxes:	
Federal	$ 11,194
State	3,334
Total current income tax provision	14,528
Deferred income taxes:	
Federal	(928)
State	(211)
Total deferred income tax provision	(1,139)
Total income tax provision from continuing operations	$ 13,389

The effective income tax rate differed from the U.S. federal income tax rate of 35% primarily as a result of state taxes.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2013, as follows:

Deferred tax assets:	
Accrued expenses	$ 3,453
Federal tax credits	9
State net operating loss	1
Deferred tax liabilities:	
Depreciation	(479)
Deferred commissions	(1,875)
Net deferred tax asset	$ 1,109

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service (IRS) and various states, and is presently under examination by the IRS for the years 2010 and 2011. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2013.

11. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the asset and liabilities. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2013:

Money Market Mutual Funds — Fair value is determined based upon unadjusted quoted market prices and is considered a Level 1 fair value measurement.

	2013			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets — money market mutual funds	$29,350	$	$	$29,350

There were no transfers between Levels 1 and 2 during the year ended December 31, 2013.

12. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage services to domestic customers. Revenues for these services are transaction-based. The Company also receives revenues based on customers' asset values. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company clears all of its securities transactions through its clearing broker, NFSC, on a fully disclosed basis. NFSC records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on such transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

13. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims for regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

14. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2013 through February 27, 2014, the date the financial statements were issued. Other than disclosed in Note 3, the Company is not aware of any other subsequent events which would require disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of RBS Citizens Financial Group, Inc.)

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013
(In thousands)

COMPUTATION OF NET CAPITAL	As Filed	Adjusted		Amended
TOTAL STOCKHOLDER'S EQUITY	$ 41,404	$ 161	(a)	$ 41,565
DEDUCTIONS AND/OR CHARGES — Non-allowable assets:				
Commissions and fees receivable	7,511			7,511
Employee advances — net	7,188			7,188
Furniture and equipment	1,630			1,630
Due from affiliates	3,530			3,530
Deferred commissions	4,708			4,708
Other assets	2,840	(39)	(a)	2,801
Total non-allowable assets	27,407	(39)		27,368
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	13,997	200		14,197
HAIRCUT ON SECURITIES	(644)			(644)
NET CAPITAL	$ 13,353	200		$ 13,553
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	$ 1,004			$ 991
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100			$ 100
NET CAPITAL REQUIREMENT	$ 1,004			$ 991
EXCESS NET CAPITAL	$ 12,349			$ 12,562
COMPUTATION OF AGGREGATE INDEBTEDNESS				
AGGREGATE INDEBTEDNESS	$ 15,065	(199)	(a)	$ 14,866
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	113 %			110 %

Note:
The above chart and subsequent descriptions details the differences between these financial statements and the Company's unaudited FOCUS Report submitted January 27, 2014 as of December 31, 2013.

(a) - Tax adjustments and reclassifications.

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of RBS Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

Independent Auditors' Report on Internal Control

February 27, 2014

To the Stockholder and Board of Directors of
CCO Investment Services Corp.

In planning and performing our audit of the financial statements of CCO Investment Services Corp. (the "Company"), an indirect wholly owned subsidiary of RBS Citizens Financial Group, Inc., as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014, and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP